Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTYP-Aurora Social Media Filing – Axios Article

Axios

Autonomous trucks wow Wall Street

By Joann Muller

16 July 2021

Autonomous trucking is a hot commodity as investors once dazzled by self-driving cars are now pouring truckloads of money into automated logistics.

The big picture: It’s still not clear when robotaxis might be ready for large-scale deployment. Meanwhile, the explosion of e-commerce since the pandemic has created an increased demand for shipping.

By the numbers: In the first half of 2021, investors pumped a record $5.6 billion into autonomous trucking companies such as TuSimple, Plus and Embark.

•	Valuations for the top four companies in the truck sector soared 544% from Q2 2020 to Q2 2021, compared to only a 12% rise for the four largest robotaxi companies, according to PitchBook research.

•	“There’s no question that investors are realizing the broader and potentially near-term opportunity with automated logistics,” Asad Hussain, PitchBook mobility analyst, tells Axios.

Driving the news: Aurora Innovation is the latest self-driving tech company to go public, announcing plans Thursday to merge with a special purpose acquisition company, Reinvent Technology Partners Y.

•	Aurora will net about $2 billion from the deal and boost its valuation to an estimated $11 billion, more than any other publicly traded AV company.

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The company, which turned its focus from robotaxis to trucks about a year ago, has partnerships with leading truck manufacturers Volvo Group and PACCAR, parent of Peterbilt and Kenworth. Together, they represent approximately 50% of the nation’s Class 8 truck market — the largest 18-wheelers.

•	The “Aurora driver” will launch on the first of these companies’ trucks in 2023, likely in Texas, where testing is underway.

Flashback: Back in 2018, Aurora co-founder and CEO Chris Urmson told Axios he didn’t believe that long-haul trucking was a safe or smart way to start applying AV technology.

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“Early on, there’s a massive benefit to driving in urban environments because you learn more quickly,” he said Thursday, explaining his thinking back then. At lower speeds, he said, there’s “less kinetic energy” if something goes wrong.

•	“And we didn’t think you could see far enough to solve the truck problem,” he added.

Fast forward: Since then, Aurora has solved its perception problem by acquiring two lidar companies and built its core driving skills so that its Aurora Driver is almost ready.

What Urmson is saying now: The business argument for trucking is stronger than the case for robotaxis.

•	“It comes down to there’s a massive shortage of 60,000 drivers. By the end of the decade, that shortage will be 160,000 drivers.”

That seems to be the broad view of investors. “With robotaxis, you have to create the demand. But with the trucks, the demand is there. The labor thing is so crucial,” says PitchBook’s Hussain.

•	“And it’s not just that there’s a shortage of workers. The shortage is concentrated in long trips, and those are the easiest to automate.”

What’s next: Aurora still plans to target businesses outside of trucking, including last-mile delivery and ride-hailing, through its partnerships with Toyota and Uber.

•	Automated runs between airports and hotels or convention centers are a good place to start, Urmson said — but not until after Aurora’s autonomous trucks are rolling.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.